Exhibit 6.1

FORBEARANCE AGREEMENT

This Forbearance Agreement (this “Agreement”) is made effective as of the 31st day of May, 2017 (the “Effective Date”), between Revitalizing Auto Communities Environmental Response Trust (“RACER”) and Elio Motors, Inc. (“Elio”).

RECITALS

A.          RACER Properties LLC, an affiliate of RACER, and Elio are parties to that certain Purchase and Sale Agreement dated February 28, 2013 (the “PSA”).  In connection with the PSA, Elio, as the maker, and RACER, as the holder, entered into that certain Promissory Note dated February 28, 2013, as amended by that certain First Amendment to Promissory Note dated March 17, 2015 (the “Note”), whereby RACER made a loan to Elio in the original principal amount of $23,000,000.

B.          As of the Effective Date, Elio has failed to pay to RACER in full the October 2016, November 2016, December 2016, January 2017, February 2017, March 2017, April 2017, and May 2017 payments due under the Note, and Elio anticipates that it will fail to pay to RACER in full the June 2017 payment due under the Note.

C.          In a “Second Loan Extension Agreement” dated April 27, 2017, Elio and CH Capital Lending, LLC (“CH Capital”) agreed, without RACER having provided its consent as required by the March 1, 2013, Intercreditor and Subordination Agreement between CH Capital, Elio, and RACER (“Intercreditor Agreement”), to modify the loan extended by CH Capital to Elio (“Senior Loan”) to, among other things, have Elio pay CH Capital $1,250,000 toward the principal of the Senior Loan on or before Monday, July 31, 2017, if Elio receives net proceeds of at least $25,000,000 in the aggregate from one or more offerings of Elio’s equity or debt on or before such date.

D.          Section 12 (Senior Loan Modification) of the Intercreditor Agreement provides in relevant part that RACER be given notice and an opportunity to consent prior to CH Capital’s and Elio’s agreement to “change the terms of payment or change or extend the time of payment of, or increase, renew, exchange, amend, or alter, the terms of any of the Senior Loan Documents.”

AGREEMENT

NOW THEREFORE, in consideration of the mutual promises set forth in this Agreement and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.          Incorporation of Recitals.  The foregoing Recitals are incorporated as though fully set forth herein.

2.          Forbearance.  Subject to the terms and conditions of this Agreement and provided that Elio is not in default hereunder or in connection with any other term or condition of the Note, PSA or any related agreements, RACER agrees to forebear exercising its rights under the Note and applicable law from October 1, 2016 through June 30, 2017 (the “Forbearance Period”), provided that Elio pay to RACER an administrative fee in the amount of Ten-Thousand Dollars ($10,000) by certified check or electronic funds transfer on or before June 7, 2017.  Provided that Elio is not in default hereunder or in connection with any other term or condition of the Note, PSA or any related agreements, Elio may request that RACER extend the Forbearance Period for one (1) month by providing written notice to RACER no later than June 15, 2017.  Any extension of the Forbearance Period will be at RACER’s sole discretion, and will be subject to additional payments of administrative fees by Elio to RACER.  Interest will continue to accrue during the Forbearance Period (and any extension thereof, if applicable) as set forth in the Note.  Upon the conclusion of the Forbearance Period, Elio will pay RACER all amounts due and owing, including any accrued interest.  In the event that Elio defaults hereunder or in connection with any other term or condition of the Note, PSA or any related agreements, the Forbearance Period shall immediately terminate and all amounts owed to RACER will become immediately due and payable.

3.          Catch-Up Payment.  If Elio receives net proceeds of at least $25,000,000 in the aggregate from one or more offerings of Elio’s equity or debt on or before July 31, 2017, then Elio shall pay to RACER, on or before July 31, 2017, the sum of the unpaid monthly amounts due to RACER under the Note (from October 2016 to July 2017), a total of $1,752,346), irrespective of whether Elio pays CH Capital or CH Capital waives the receipt of Elio’s payment of the $1,250,000 toward the Senior Loan on (or before) such date (per the Second Loan Extension Agreement between CH Capital and Elio).

4.          Consent to Second Loan Extension Agreement. Upon Elio’s execution of the instant Agreement, RACER will provide its consent, ex post facto, to the Second Loan Extension Agreement.

5.          Refinancing.  As of the Effective Date, Elio shall continue to diligently pursue refinancing the Note and shall provide RACER with a written update detailing its progress in finding a replacement lender every ninety (90) days after the Effective Date.  If Elio obtains a commitment for financing substantially similar to the financing under the Note (the “Replacement Financing”) as determined by RACER in its sole discretion, Elio shall promptly enter into such Replacement Financing and, simultaneously with the receipt by Elio of the Replacement Financing, pay the outstanding balance under the Note in full.

6.          No Modification of the Note.  Other than the modifications set forth herein, nothing in this Agreement shall be deemed to modify, reduce or effect Elio’s obligations under the Note.

7.          Amendments.  No provision of this Agreement may be amended or modified unless the parties consent thereto in writing.

8.          Further Assurances.  The parties agree to execute any and all additional documents that may reasonably be required in order to evidence, secure or carry out the agreements and undertakings set forth in this Agreement.

9.          Counterparts.  This Agreement may be executed in multiple counterparts and by facsimile or other electronic signatures, each of which shall constitute a duplicate original, but all of which together shall constitute one and the same instrument.

10.          Applicable Law.  This Agreement is executed in and shall be construed under and governed by the laws of the State of Louisiana, without regard to conflict of laws principles.

11.          Successors and Assigns.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

12.          Costs of Enforcement.  In the event that any party to this Agreement commences any legal action to enforce its rights hereunder as a result of the breach of this Agreement by other party, the prevailing party in such action shall be entitled to recovery all of its costs and expenses in connection therewith, including all reasonable legal fees and costs

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IN WITNESS WHEREOF, the parties hereto have signed this Agreement as of the Effective Date.

RACER:

REVITALIZING AUTO COMMUNITIES ENVIRONMENTAL RESPONSE TRUST

By:	EPLET, LLC, acting solely in its capacity
as Administrative Trustee of Revitalizing Auto
Communities Environmental Response Trust

By:	/s/ Elliott P. Laws
ELLIOTT P. LAWS, not individually,
but acting solely in his capacity
as Managing Member

ELIO:

ELIO MOTORS, INC.

By:	/s/ Paul Elio

Its:	CEO Elio Motors